Notice of our 2009 annual meeting of shareholders
You are invited to our 2009 annual meeting of the shareholders

When	Where
Wednesday, May 27, 2009	Cameco Corporation
1:30 p.m.	2121 11th Street West
Saskatoon, Saskatchewan
Your vote is important
If you held common shares in Cameco on April 3, 2009, you are entitled to receive notice of and to vote at this meeting.
This enclosed management proxy circular describes who can vote, what the meeting will cover and how to vote. Please read it carefully.
By order of the board,
“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President
Governance, Law and Corporate Secretary
Saskatoon, Saskatchewan
April 16, 2009